Exhibit 2 AMENDMENT to Investment Management Agreement

AMENDMENT to that certain Portfolio Management Agreement ("Agreement") between Brinson Partners, Inc. ("Portfolio Manager") and The Hirtle Callaghan Trust, a Delaware business trust ("Trust"), effective May 6, 1998.

WHEREAS, the Trust has retained the Portfolio Manager to provide to a continuous program of investment management for The International Equity Portfolio of the Trust ("Account") pursuant to the Agreement and the parties have agreed to reduce the rate at which the advisory fee payable to the Portfolio Manager for its services is calculated;

NOW THEREFORE, in consideration of the promises and covenants set forth herein and intending to be legally bound hereby, it is agreed between the parties the Agreement shall be amended by deleting paragraph 4 of the Agreement in its entirety and substituting therefor the following:

Expenses and Compensation. Portfolio Manager shall pay all of its expenses incurred in the performance of its duties under this Agreement and shall not be required to pay any other expenses of the Trust, including without limitation, brokerage expenses. For its services under this Agreement, Portfolio Manager shall be entitled to receive an annual fee from the Portfolio, payable monthly and calculated as follows: .40% of the Portfolio's average net assets of $200 million or less; .35% of average net assets of assets over $200 million up to $300 million; and .30% on assets over $300 million.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their officers thereunto duly authorized as of the day and year first written above.

/s/ Brinson Partners, Inc.

By:      _______________________

Title:   _______________________


/s/ The Hirtle Callaghan Trust

By:      _______________________

Title:   _______________________